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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                     FORM 15
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Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number: 333-62227


                          AMERICAN COMMERCIAL LINES LLC
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             (Exact name of registrant as specified in its charter)

                            1701 East Market Street
                         Jeffersonville, Indiana 47130
                                 (812) 288-0100
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                     Series B 10 1/4% Senior Notes due 2008
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            (Title of each class of securities covered by this Form)


                                     None
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(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)       [  ]              Rule 12h-3 (b)(1)(ii)      [  ]
Rule 12g-4 (a)(1)(ii)      [  ]              Rule 12h-3 (b)(2)(i)       [  ]
Rule 12g-4 (a)(2)(i)       [  ]              Rule 12h-3 (b)(2)(ii)      [  ]
Rule 12g-4 (a)(2)(ii)      [  ]              Rule 15d-6                 [  ]
Rule 12h-3 (b)(1)(i)       [X]


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                Approximate number of holders of record as of the
                        certification or notice date: 22*


*Includes, in addition to holders of the Registrant's Series B 10 1/4% Senior Notes due 2008 (the "Old Senior Notes") covered by this Form, holders of the Registrant's 11 1/4% Senior Notes due January 1, 2008 (the "Senior Notes") and the Registrant's 12% Pay-in-Kind Senior Subordinated Notes due July 1, 2008 (the "PIK Notes"). Effective May 29, 2002, the Registrant consummated an exchange offer to exchange the Old Senior Notes for the Senior Notes and the PIK Notes, which exchange offer was exempt from the Securities Act of 1933 (the "Exchange Offer"). After the Exchange Offer and pursuant to the terms of the Old Senior Notes which were not exchanged and the new Senior Notes and the PIK Notes, the Registrant voluntarily continued to file reports under the Securities Exchange Act of 1934.

                  Pursuant to the requirements of the Securities Exchange Act of 1934, American Commercial Lines LLC, a Delaware limited liability company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  May 7, 2003


                                     AMERICAN COMMERCIAL LINES LLC


                                     By:  /s/   Lisa Fleming
                                         Name:  Lisa Fleming
                                         Title: General Counsel and Secretary





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